Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

October 14, 2013

The Huntington Funds

2960 North Meridian Street

Suite 300

Indianapolis, Indiana 46208

Ladies and Gentlemen:

We have been requested by The Huntington Funds, a Delaware statutory trust with transferable shares (the “Trust”) established under an Agreement and Declaration of Trust dated May 17, 2006 (the “Declaration”), for our opinion with respect to certain matters relating to the Huntington Dividend Capture Fund, Huntington Situs Fund, Huntington Income Generation Fund and Huntington World Income Fund (collectively, the “Funds”), each a series of the Trust. We understand that the Trust is preparing to file Registration Statements on Form N-1A for the purpose of registering Class C shares of the Trust with respect to the Huntington Dividend Capture Fund, Huntington Situs Fund and the Huntington World Income Fund, and Class A shares of the Trust with respect to the Huntington Income Generation Fund, under the Securities Act of 1933, as amended (the “1933 Act”).

We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine to our satisfaction, of the Trust’s Declaration and By-Laws, and other documents relating to its organization, operation, and proposed operation, and we have made such other investigations as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.

We are admitted to the Bar of The Commonwealth of Massachusetts and generally do not purport to be familiar with the laws of the State of Delaware. To the extent that the conclusions based on the laws of the State of Delaware are involved in the opinion set forth herein below, we have relied, in rendering such opinions, upon our examination of Chapter 38 of Title 12 of the Delaware Code Annotated, as amended, entitled “Treatment of Delaware Statutory Trusts” and on our knowledge of interpretation of analogous common law of The Commonwealth of Massachusetts.

Based upon the foregoing, it is our opinion that the shares of the Funds currently being registered, when issued in accordance with the Trust’s Declaration and By-Laws, will be legally issued, fully paid and non-assessable by the Trust, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the offer and sale of securities.

With respect to the opinion expressed above, we note that, pursuant to Section 5 of Article IV of the Declaration, the trustees have the power to cause any shareholder, or any shareholder of a particular Series, to pay directly, in advance or arrears, for charges of the Trust’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the trustees, by setting off such charges due from such shareholder from

BOSTON   NEW YORK   WASHINGTON, DC

The Huntington Funds

October 14, 2013

declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represent the outstanding amount of such charges due from such shareholder.

We hereby consent to the filing of this opinion with and as a part of the Registration Statements on Form N-IA and to the reference to our firm in the Registration Statements. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations promulgated thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP